                                    FORM 11-K
             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended     December 31, 1998
                          -----------------------------------------------------

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________________ to _____________________

Commission file number _______________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Thrift Incentive Plan

B. Name of issuer of the securities hold pursuant to the plan and the address of its principal executive office:

          Filene's Basement Corp. Stock Fund
          40 Walnut Street
          Wellesley, MA 02181

                              REQUIRED INFORMATION

     The following financial statements shall be furnished for the plan:

     1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

     2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

     3. The statements required by Item 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X.

     4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

     Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         Filene's Basement Thrift Incentive Plan
                                         ---------------------------------------
                                                     (Name of Plan)

Date June 30, 1999


                                         Signature:
                                         ---------------------------------------
                                         Name:
                                         Title:

                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                        AS OF DECEMBER 31, 1998 AND 1997
                         TOGETHER WITH AUDITORS' REPORT

                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

                                      INDEX



                                                                            PAGE

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                       1

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
DECEMBER 31, 1998 AND 1997                                                     2

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
INFORMATION, FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997                    3

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                     4-8

SCHEDULE I--ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1998                                                        9

SCHEDULE II--ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE
YEAR ENDED DECEMBER 31, 1998                                                  10

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Retirement Plan Committee of the
Filene's Basement, Inc. Thrift Incentive Plan:

We have audited the accompanying statements of net assets available for benefits of the Filene's Basement, Inc. Thrift Incentive Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits, with fund information, for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                             /s/ Arthur Andersen LLP




Boston, Massachusetts
June 4, 1999

                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1998 AND 1997



                                                                                                   1998                      1997
INVESTMENTS, AT FAIR VALUE:
   CMA Money Fund                                                                              $   147,437               $   205,917
   Merrill Lynch RP Trust                                                                        1,964,182                 1,759,124
   Merrill Lynch Capital Fund                                                                    2,463,776                 2,200,880
   Putnam Growth & Income Fund                                                                   5,187,472                 4,028,174
   AIM Value Fund                                                                                4,009,328                 2,609,871
   John Hancock Special Equities Fund Class A                                                           --                 1,542,538
   Filene's Basement Corp. Stock Fund                                                              109,982                   117,604
   Lord Abbett Developing Growth Fund                                                            1,071,113                        --
                                                                                               -----------               -----------

         Total investments                                                                      14,953,290                12,464,108
                                                                                               -----------               -----------

RECEIVABLES:
   Contributions receivable-
   Employer                                                                                        270,831                   201,396
   Accrued income                                                                                      314                       287
                                                                                               -----------               -----------

         Total receivables                                                                         271,145                   201,683
                                                                                               -----------               -----------


LIABILITIES:
   Excess employee contributions payable                                                            80,575                    38,924
   Investment management fees payable                                                                4,275                        --
                                                                                               -----------               -----------

         Total liabilities                                                                          84,850                    38,924
                                                                                               -----------               -----------

NET ASSETS AVAILABLE FOR BENEFITS                                                              $15,139,585               $12,626,867
                                                                                               ===========               ===========


   The accompanying notes are an integral part of these financial statements.

                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION,
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                                                                          JOHN
                                                                                                                         HANCOCK
                                                                                                                         SPECIAL
                                                               MERRILL        MERRILL       PUTNAM                       EQUITIES
                                               CMA MONEY      LYNCH RP        LYNCH         GROWTH &      AIM VALUE        FUND
                                                 FUND           TRUST      CAPITAL FUND   INCOME FUND        FUND        CLASS A
ADDITIONS (DEDUCTIONS):
  Employee contributions                     $ 1,582,114    $        --    $        --    $        --    $        --    $        --
  Employer contributions                              --             --             --             --             --             --
  Net transfers between funds                   (693,242)       104,633        152,026        499,225        470,061     (1,439,347)
  Rollovers                                       54,439             --             --             --             --             --
  Participant withdrawals                     (1,032,448)            --             --             --             --             --
  Return of excess contributions                  38,924         (1,137)        (7,855)       (13,496)       (11,105)        (4,876)
  Trustee fees                                    (8,267)            --             --             --             --             --
                                             -----------    -----------    -----------    -----------    -----------    -----------

       Total additions (deductions)              (58,480)       103,496        144,171        485,729        458,956     (1,444,223)

INTEREST AND DIVIDEND INCOME                          --        101,562        149,129        460,968        252,155            488

NET REALIZED AND UNREALIZED
APPRECIATION (DEPRECIATION) OF
INVESTMENTS                                           --             --        (30,404)       212,601        688,346        (98,803)
                                             -----------    -----------    -----------    -----------    -----------    -----------

NET INCREASE (DECREASE) IN NET
ASSETS                                           (58,480)       205,058        262,896      1,159,298      1,399,457     (1,542,538)

BALANCE, BEGINNING OF YEAR                       205,917      1,759,124      2,200,880      4,028,174      2,609,871      1,542,538
                                             -----------    -----------    -----------    -----------    -----------    -----------

BALANCE, END OF YEAR                         $   147,437    $ 1,964,182    $ 2,463,776    $ 5,187,472    $ 4,009,328    $        --
                                             ===========    ===========    ===========    ===========    ===========    ===========




                                                FILENE'S
                                                BASEMENT     LORD ABBETT                                    EXCESS
                                               CORP. STOCK    DEVELOPING   CONTRIBUTIONS    ACCRUED      CONTRIBUTIONS   MANAGEMENT
                                                  FUND       GROWTH FUND    RECEIVABLE       INCOME        PAYABLE      FEES PAYABLE
ADDITIONS (DEDUCTIONS):
  Employee contributions                         $     --     $       --    $       --     $       --     $       --     $       --
  Employer contributions                               --             --       270,831             --             --             --
  Net transfers between funds                      49,069      1,059,258      (201,396)          (287)            --             --
  Rollovers                                            --             --            --             --             --             --
  Participant withdrawals                              --             --            --             --         38,924             --
  Return of excess contributions                     (455)            --            --             --        (80,575)            --
  Trustee fees                                         78             --            --             --             --         (4,275)
                                               ----------     ----------    ----------     ----------     ----------     ----------

       Total additions (deductions)                48,692      1,059,258        69,435           (287)       (41,651)        (4,275)

INTEREST AND DIVIDEND INCOME                           99             42            --            314             --             --
NET REALIZED AND UNREALIZED
APPRECIATION (DEPRECIATION) OF
INVESTMENTS                                       (56,413)        11,813            --             --             --             --
                                               ----------     ----------    ----------     ----------     ----------     ----------

NET INCREASE (DECREASE) IN NET
ASSETS                                             (7,622)     1,071,113        69,435             27        (41,651)        (4,275)

BALANCE, BEGINNING OF YEAR                        117,604             --       201,396            287        (38,924)            --
                                               ----------     ----------    ----------     ----------     ----------     ----------

BALANCE, END OF YEAR                           $  109,982     $1,071,113    $  270,831     $      314     $  (80,575)    $   (4,275)
                                               ==========     ==========    ==========     ==========     ==========     ==========




                                                      1998              1997
ADDITIONS (DEDUCTIONS):
  Employee contributions                         $  1,582,114      $  1,511,444
  Employer contributions                              270,831           201,396
  Net transfers between funds                              --                --
  Rollovers                                            54,439            83,998
  Participant withdrawals                            (993,524)       (3,382,410)
  Return of excess contributions                      (80,575)          (38,924)
  Trustee fees                                        (12,464)          (13,390)
                                                 ------------      ------------

       Total additions (deductions)                   820,821        (1,637,886)

INTEREST AND DIVIDEND INCOME                          964,757         1,092,884

NET REALIZED AND UNREALIZED
APPRECIATION (DEPRECIATION) OF
INVESTMENTS                                           727,140           906,857
                                                 ------------      ------------

NET INCREASE (DECREASE) IN NET
ASSETS                                              2,512,718           361,855

BALANCE, BEGINNING OF YEAR                         12,626,867        12,265,012
                                                 ------------      ------------

BALANCE, END OF YEAR                             $ 15,139,585      $ 12,626,867
                                                 ============      ============



   The accompanying notes are an integral part of these financial statements.

                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                                DECEMBER 31, 1998




(1)  PLAN DESCRIPTION

     The following description of the Filene's Basement, Inc. Thrift Incentive Plan (the Plan) provides only general information. Refer to the Plan Document or the Summary Plan Description for more complete information. The Plan was established on August 1, 1988 and is a defined-contribution plan, qualified under Section 401(k) of the Internal Revenue Code (IRC), covering substantially all employees of Filene's Basement, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Eligibility

     Each employee may participate in the Plan the first day of the calendar quarter after completing 1,000 hours of service in a 12 consecutive month period.

     Employee Contributions

     Effective October 1, 1998, participants may elect to make contributions between 1% and 20%, in whole percentages, of their compensation, on either a pretax or after-tax basis, subject to the Internal Revenue Code. Prior to October 1, 1998, the Plan allowed participants to make contributions between 1% and 10% of their compensation, on either a pretax or after-tax basis, subject to IRS limitations. All participant contributions are 100% vested when made. Participants are permitted to increase or decrease their salary-deferral percentage at the beginning of each calendar quarter, may reallocate their investments between funds at the beginning of each calendar quarter and may choose to terminate contributions at any time.

     Employer Contributions

     The Company contributes to the Plan an amount equal to 20% to 40%, as determined each year at the discretion of the Company, of the first 5% contributed by participants who are employees on the last day of the Plan year (December 31). For the Plan years ended December 31, 1998 and December 31, 1997, the contribution percentage was 25 % and 20%, respectively.

     Vesting

     Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions is based on years of continuous service as detailed in the following schedule:

          COMPLETED YEARS OF CREDITED SERVICE        PERCENTAGE VESTED

          Less than 1                                        0%
          At least 1 but less than 2                        33
          At least 2 but less than 3                        66
          3 and over                                       100

                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                                DECEMBER 31, 1998

                                   (Continued)


     Upon termination from the Plan, a participant's nonvested employer contributions are forfeited and used to reduce subsequent employer contributions.

     Upon the death, disability or retirement of a participant, he or she will be deemed 100% vested in Company contributions and related earnings regardless of actual service.

     Benefits

     Benefits are recorded when paid. Benefits provided by the Plan are paid from net assets available for benefits. A Plan participant is entitled to his or her contributions and related income and his or her vested portion of the Company's contributions and related income at the time of termination. The Plan disburses benefits to participants upon retirement, termination or disability, or to a participant's beneficiary upon death in a lump-sum amount equal to the net value of the participant's account or in a single payment of whole shares of employer stock for the portion of the participant's account invested in the Employer Stock Fund. Participants who joined the Plan prior to January 1, 1995 may elect to receive their benefits in the form of either a single life annuity, a single life annuity over 10 years, a joint and survivor annuity or a monthly annuity. Participants with an account balance of $3,500 or less receive a lump-sum distribution. Participants may be entitled to a hardship withdrawal of their benefits if they qualify under the criteria established by the Plan.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

     These financial statements are presented in accordance with the accrual method of accounting. Purchases and sales of investments are reflected on a trade date basis.

     Investments

     Investments are stated at fair value as determined by the trustee of the Plan, Merrill Lynch Trust Company of America. Gains and losses on sales of investments are based on the specific cost of the investments sold. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Investment income is recorded in the year it is earned. Plan expenses are recognized as incurred.

                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                                DECEMBER 31, 1998

                                   (Continued)


       Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

(3)    PLAN INVESTMENTS AND TRUSTEE CHANGE

       At the date of transfer, all participant balances were transferred to the CMA Money Market Fund. Realized gains and losses upon transfer were included in 1996 net investment income. On July 1, 1998, the John Hancock Special Equities Fund Class A was replaced with the Lord Abbett Developing Growth Fund as an available investment option for Plan participants. Participants were given the option to re-allocate all monies invested in the John Hancock Special Equities Fund Class A to the other investment options prior to July 1, 1998. If no reallocation request was received, the participant's investment in the John Hancock Special Equities Fund Class A was automatically transferred to the Lord Abbett Developing Growth Fund at July 1, 1998. Listed below are the current seven fund types and their strategies.



              FUND TYPE                                 STRATEGY

          CMA Money Fund                     Seeks current income, preservation
                                             of capital and liquidity from money
                                             market instruments.

          Merrill Lynch RP Trust             Seeks current income and
                                             preservation of capital through
                                             investment in highly rated
                                             asset-backed securities.

          Merrill Lynch Capital Fund         Seeks the highest investment return
                                             by allocating its assets among
                                             equity, debt and convertible
                                             securities.

          Putnam Growth & Income Fund        Seeks capital growth and current
                                             income primarily through large cap
                                             common stocks.

          AIM Value Fund                     Seeks growth of capital by
                                             investing in common stocks
                                             undervalued relative to the overall
                                             market.

          Filene's Basement Corp.            Seeks to increase employee
          Stock Fund                         ownership in the Company through
                                             investment in its common stock.

          Lord Abbett Developing             Seeks long-term growth of capital
          Growth Fund                        through a diversified and actively
                                             managed portfolio consisting of
                                             developing growth companies.


                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                                DECEMBER 31, 1998

                                   (Continued)

(4)  TAX STATUS

     The Plan obtained its latest determination letter on October 25, 1995, in which the IRS stated that the Plan was in compliance with the applicable design requirements of the IRC. The Plan has been amended since receiving its determination letter. However, the Plan Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

(5)  TRUSTEE FEES AND ADMINISTRATIVE EXPENSES

     Trustee fees are paid by the Plan. Administrative expenses are paid by the Company.

(6)  PLAN TERMINATION

     Although the Company has not expressed any intent to do so, it has the right under the Plan to terminate the Plan, subject to the provisions set forth in ERISA. Upon termination, all participants become 100% vested in their entire account balance.

(7)  INVESTMENTS IN EXCESS OF FIVE PERCENT OF PLAN ASSETS

     The fair value of individual investments representing 5% or more of the Plan's net assets at December 31, 1998 and 1997 are as follows:

                                                                   1998           1997

         AIM Value Fund                                         $4,009,328     $2,609,871
         John Hancock Special Equities Fund Class A                     --      1,542,538
         Merrill Lynch Capital Fund                              2,463,776      2,200,880
         Putnam Growth & Income Fund                             5,187,472      4,028,174
         Merrill Lynch RP Trust                                  1,964,182      1,759,124
         Lord Abbett Developing Growth Fund                      1,071,113             --

                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                                DECEMBER 31, 1998

                                   (Continued)


(8)  RECONCILIATION OF FINANCIAL STATEMENT TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 1998 and 1997:


                                                                          1998          1997

            Net assets available for benefits per the financial
            statements                                                 $15,139,585   $12,626,867

            Amounts allocated to withdrawing participants                  532,578       255,931
                                                                       -----------   -----------

            Net assets available for benefits per the Form 5500        $14,607,007   $12,370,936
                                                                       ===========   ===========

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1998 and 1997:

                                                                          1998           1997

            Benefits paid to participants per the financial
            statements                                                 $  993,524     $3,382,410

            Add--Amounts allocated to withdrawing participants at
            year-end                                                      532,578        255,931

            Less--Accumulated amounts allocated to withdrawing
            participants at prior year-end                                255,931        252,984
                                                                       ----------     ----------

            Benefits paid to participants per the Form 5500            $1,270,171     $3,385,357
                                                                       ==========     ==========

(9)  LIABILITIES

     Amounts contributed to the Plan from highly compensated employees in excess of the IRS-approved limit were $80,575 in 1998 and $38,924 in 1997. All such amounts were refunded to the participants within the time allowed by the IRS.

                                                                      SCHEDULE I
                                                                  PLAN NO.:  002
                                                             E.I.N.:  04-3016731

                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1998



                                                                              ENDING
                                                                             UNITS OF
            DESCRIPTION OF ASSETS                                          PARTICIPATION             COST                 FAIR VALUE

CMA(a) Money Fund                                                              147,437            $   147,437            $   147,437
Merrill Lynch(a) RP Trust                                                    1,964,184              1,964,184              1,964,184
Merrill Lynch(a) Capital Fund                                                   71,705              2,318,903              2,463,776
Putnam Growth & Income Fund                                                    253,171              4,813,851              5,187,472
AIM Value Fund                                                                  99,759              3,064,433              4,009,328
Filene's Basement Corp. Stock Fund(a)                                           46,307                287,433                109,982
Lord Abbett Developing Growth Fund                                              68,823              1,057,131              1,071,113
                                                                                                  -----------            -----------

                                                                                                  $13,653,372            $14,953,292
                                                                                                  ===========            ===========


(a)Represents a party-in-interest to the Plan.


  The accompanying notes are an integral part of these supplemental schedules.

                                                                     SCHEDULE II
                                                                   PLAN NO.: 002
                                                              E.I.N.: 04-3016731



                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

                  ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998



   NUMBER OF                                                           PURCHASE        SELLING                        NET GAIN
  TRANSACTIONS               DESCRIPTION OF ASSETS                       PRICE          PRICE            COST          (LOSS)

                  AIM Value Fund-
      37            Purchased                                      $     956,834  $          --   $          --   $          --
      34            Sold                                                      --        246,126         204,699          41,427

                  John Hancock Special Equities Fund
                  Class A-
      20            Purchased                                            210,988             --              --              --
      25            Sold                                                      --      1,655,177       1,664,833          (9,656)

                  Lord Abbett Developing Growth Fund-
       6            Purchased                                          1,080,381             --              --              --
      13            Sold                                                      --         21,081          23,251          (2,170)

                  Merrill Lynch(a) RP Trust-
     276            Purchased                                            572,537             --              --              --
      32            Sold                                                      --        380,538         380,538              --

                  Merrill Lynch(a) Capital Fund-
      30            Purchased                                            547,108             --              --              --
      28            Sold                                                      --        255,082         242,518          12,564

                  Putnam Growth & Income Fund-
      38            Purchased                                          1,271,367             --              --              --
      36            Sold                                                      --        325,026         306,229          18,797

                  CMA(a) Money Fund-
     361            Purchased                                          4,012,634             --              --              --
     248            Sold                                                      --      4,074,189       4,074,189              --


(a)Represents a party-in-interest to the Plan.


  The accompanying notes are an integral part of these supplemental schedules.